SEC
Mail Processing
Section

AUG 23 2012

Washington DC
402

SECURI  SION

12062244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2011 (MM/DD/YY) AND ENDING 06-30-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way Suite 101
(No. and Street)

Grasonville (City) MD (State) 21638 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest O. Brittingham Jr. (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road (Address) Salisbury (City) MD (State) 21804 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


JOAN TRUDY LEE
NOTARY
PUBLIC
TALBOT COUNTY, MD

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


TGMGROUP
LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL

As required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, PCAOB and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Salisbury, MD
August 13, 2012


TGMGROUP
LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by International Money Management Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating International Money Management Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). International Money Management Group, Inc.'s management is responsible for the International Money Management Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012. As a result of three audit adjustments, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2012 is $73,411 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of two audit adjustments, the total deductions as reported in Form SIPC-7 are $49,055 more than the revised supporting schedules and working papers.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



TGM Group LLC
Salisbury, Maryland
August 13, 2012

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2012

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2012

CONTENTS

I. REQUIRED COMMUNICATIONS TO THOSE CHARGED WITH GOVERNANCE


TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2012

To the Board of Directors
International Money Management Group, Inc.

We have audited the financial statements of International Money Management Group, Inc. for the year ended June 30, 2012, and have issued our report thereon dated August 13, 2012. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated July 6, 2012, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of International Money Management Group, Inc. for the purpose of expressing an opinion on the financial statements. We also issued our Report on Internal Control for International Money Management Group, Inc., as required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3. This report was dated August 13, 2012.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for information contained in the FOCUS report or Annual Audited Report prepared for the United States Securities and Exchange Commission does not extend beyond the financial information identified in the independent auditors' report. We do not have an obligation to perform procedures to corroborate other information contained in the aforementioned reports. We did read the quarterly FOCUS report for the period ending June 2012, and nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The critical accounting policies used by International Money Management Group, Inc. are described in Note 1 to the respective financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company's Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the service fees payable to representatives is based on a blended percentage of commissions receivable from various correspondent brokers and vendors of International Money Management Group, Inc. We evaluated the key factors and assumptions used to develop the service fees payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, there was one adjustment proposed (current tax provision and adjusting deferred taxes) that could have a

significant effect on the Company's financial reporting process. This adjustment was expected by the Company and properly recorded and reflected in the 2012 financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audits

We encountered no significant difficulties in dealing with management in performing and completing our audits.

This information is intended solely for the use of the Board of Directors and Management of International Money Management Group, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Salisbury, Maryland

II. COMMUNICATION OF SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2012

Board of Directors
International Money Management Group, Inc.
Grasonville, MD

In planning and performing our audits of the financial statements of International Money Management Group, Inc. as of and for the year ended June 30, 2012, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. We believe the 1st comment on page 11 represents a material weakness.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed in the Comments and Recommendations section of this report, we identified certain recommendations that may be utilized by management for potential areas of improvement.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

This letter does not affect our reports dated August 13, 2012 on the Financial Statements of the entity or the Report on Internal Control of International Money Management Group, Inc. This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

We wish to thank the Company's management and employees for the assistance and cooperation provided us during our engagements.

Very truly yours,



Salisbury, Maryland

III. COMMENTS AND RECOMMENDATIONS

CURRENT YEAR COMMENTS

Segregation of Duties - Material Weakness

Currently there are individuals performing incompatible accounting and finance duties. In addition, while the Accounting Department prepares monthly internal financial statements, we do not believe the Company employs a person who can prepare full GAAP financial statements, complete with footnotes. We believe these deficiencies in internal control represent a material weakness.

Management is aware of these conditions and has assessed the costs versus benefits to eliminate these issues. Management has determined that the costs exceed the potential benefit of hiring an individual who can prepare full GAAP financial statements; however, there are now two additional employees which should allow for additional segregation of duties within the accounting function in the future. We would be pleased to assist management in determining areas within the accounting function that should be segregated.

Formalization of Accounting Policies - General Comment

During our engagements, we noted that the Company does not have a formal accounting policies and procedures manual. We recommend developing an accounting procedures manual because written procedures, instructions, and assignments of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised manual can also help to ensure that all similar transactions are treated consistently, that accounting principles used are proper, and that records are produced in the form desired by management. A good accounting manual should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

It will take some time and effort for management to develop an accounting manual; however, we believe this time will be more than offset by time saved later in training and supervising accounting personnel. Also, in the process of the comprehensive review of existing accounting procedures for the purpose of developing the manual, management might discover procedures that can be eliminated or improved to make the system more efficient and effective. Should management desire, we would be pleased to assist in the development of an accounting manual as a separate engagement.

New Accounting Standards

Several years ago the Auditing Standards Board (ASB) began the Clarity Project to make U.S. Generally Accepted Auditing Standards (GAAS) easier to read, understand, and apply. The mechanism the ASB decided to use for this project was a format based on the International Standards on Auditing (ISAs). While redrafting existing Statements on Auditing

Standards (SASs) for clarity, the Clarity Project also converged U.S. GAAS with International audit standards.

As part of the Clarity Project, the ASB planned to issue many of the clarified standards in a single SAS and to codify the standards in AU sections. This resulted in the issuance of SAS No. 122, *Statements on Auditing Standards: Clarification and Recodification*, in October of 2011. SAS No. 122 is a major milestone in the ASB's Clarity Project as it represents the virtual culmination of the ASB's Clarity Project as it supersedes all outstanding SASs issued through SAS No. 121, with the exception of SAS Nos. 51, 59, 65 and 87. It is effective for audits of financial statements for periods ending on or after December 15, 2012. Early adoption of the requirements of SAS No. 122 is not permitted.

The clarified SAS specifies more clearly the objectives of the auditor and the requirements with which the auditor has to comply when conducting an audit in accordance with GAAS. Most requirements were not substantially changed by the Clarity Project. The clarified standards do include some additional requirements, such as changes in the wording of auditor's reports and more specific procedures to detect illegal acts.

The Clarity Project will have a minimal effect on the 2013 audit of your Organization.

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2012

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2012

CONTENTS

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. as of June 30, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Salisbury, Maryland
August 13, 2012

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2012 and 2011

		2012		2011
ASSETS				
Cash and cash equivalents	$	78,400		59,241
Deposits with clearing organizations		50,000		50,000
Securities available-for-sale, at fair value		2,267		2,530
Commissions receivable		18,832		20,985
Service fees receivable		30,374		33,121
Due from affiliate - BFG		35,038		31,190
Other assets		700		8,157
Total assets	$	215,611	$	205,224
LIABILITIES				
Commissions payable	$	38,284	$	22,399
Service fees payable		21,262		23,185
Due to affiliate - BIC		34,320		37,754
Income tax payable		-		834
Deferred tax liability		2,339		2,188
Total liabilities		96,205		86,360
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding		13,555		13,555
Additional paid-in capital		74,443		74,443
Accumulated other comprehensive loss, net of tax of $95 and $37 in 2012 and 2011, respectively		(338)		(133)
Retained earnings		31,746		30,999
Total stockholder's equity		119,406		118,864
Total liabilities and stockholder's equity	$	215,611	$	205,224

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended June 30, 2012 and 2011

	2012	2011
REVENUES		
Mutual fund	$ 267,765	$ 274,809
Stock and bond	337,707	319,321
Variable annuity and pension	73,324	90,862
Life insurance	1,885	6,623
Total revenues	680,681	691,615
EXPENSES		
Commissions and bonuses	365,707	435,101
Overhead	195,828	118,205
Licensing and insurance	8,109	6,476
Professional fees	9,449	5,177
Miscellaneous and clearing	100,855	127,284
Total expenses	679,948	692,243
OTHER INCOME		
Interest	49	25
Miscellaneous	174	2,041
Total other income	223	2,066
Net Income Before Income Taxes	956	1,438
Provision for income tax expense	209	316
NET INCOME	$ 747	$ 1,122
OTHER COMPREHENSIVE (LOSS) INCOME, net of tax		
Unrealized holding (loss) gain on securities available-for-sale	(205)	711
TOTAL COMPREHENSIVE INCOME	$ 542	$ 1,833

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2012 and 2011

	Capital stock				Additional		Accumulated Other Comprehensive		Retained		
	Shares		Amount		paid-in capital		Loss		Earnings		Total
Balances, June 30, 2010	271,136	$	13,555	$	74,443	$	(844)	$	29,877	$	117,031
Net income	-		-		-		-		1,122		1,122
Net unrealized gains on securities available-for-sale, net of deferred income taxes of $41	-		-		-		711		-		711
Balances, June 30, 2011	271,136	$	13,555	$	74,443	$	(133)	$	30,999	$	118,864
Net income	-		-		-		-		**747**		**747**
Net unrealized losses on securities available-for-sale, net of deferred income tax benefits of **$58**	-		-		-		**(205)**		-		**(205)**
Balances, June 30, 2012	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**(338)**	**$**	**31,746**	**$**	**119,406**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 747	$ 1,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in commissions receivable	2,153	(9,164)
Decrease (increase) in service fees receivable	2,747	(4,222)
(Increase) decrease in due from affiliate - BFG	(3,848)	28,677
Decrease (increase) in other assets	7,457	(5,510)
Increase (decrease) in deferred tax liability	209	(518)
Increase (decrease) in commissions payable	15,885	(13,814)
(Decrease) increase in service fees payable	(1,923)	2,956
(Decrease) increase in due to affiliate - BIC	(3,434)	37,754
(Decrease) increase in income tax payable	(834)	834
Net cash provided by operating activities	19,159	38,115
Net increase in cash	19,159	38,115
Cash, beginning of fiscal year	59,241	21,126
Cash, end of fiscal year	$ 78,400	$ 59,241
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$ 882	$ -

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2012 and 2011

Subordinated borrowings at July 1, 2009	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2010	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2011	$	-

The Notes to Financial Statements are an integral part of these statements

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Accounting Standards Codification

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for interim and annual periods ending after September 15, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literatures. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Note 1. The Company and its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2012, there was an officer commission payable of **$12,679** included in commissions payable. At June 30, 2011, there was an officer commission advance of $6,081 included in other assets.

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2012 and 2011, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 2. Securities

The company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. As of June 30, 2012, management has the ability and intent to hold the equity securities available for sale for a period of time sufficient for a recovery of original cost. Management believes the unrealized loss is due to temporary economic conditions that will recover over time.

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. Prior to March 2011, the indirect expenses were based on the Company's proportionate share of revenue. Beginning in March 2011, the indirect expenses are based on the Company's proportionate share of overall expenses. Management believes this change in allocation had minimal impact on the financials. Overhead expense for the years ended June 30, 2012 and 2011 was **$195,828** and $118,205, respectively. Also, there was a Due from Bayview Financial Group, Inc. for the years ended June 30, 2012 and 2011 of **$35,038** and $31,190, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2012 and 2011 of **$34,320** and $37,754, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham.

Note 4. Related Parties (Continued)

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Mr. Brittingham and 50% by Wayne Humphries.

Note 5. Income Taxes

The components of the provision for income tax for the year ended June 30, 2012 and 2011 are as follows:

	2012	2011
Current income taxes:	$ -	$ 834
Deferred income taxes:	**209**	(518)
Income tax provision	**$ 209**	$ 316

The components of net deferred income tax are as follows at June 30, 2012 and 2011.

	2012	2011
Deferred tax asset:		
Current:		
Commission and service fee payables	**$ 13,102**	$ 18,335
Net unrealized loss on investment securities available-for-sale	**95**	37
Net operating loss carryforward	**3,152**	-
	$ 16,349	$ 18,372
Deferred tax liability:		
Current:		
Commission and service fee receivables	**$ (18,688)**	$ (20,560)
Reflected in the balance sheet as a:		
Net current deferred tax liability	**$ (2,339)**	$ (2,188)

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10, formerly FASB Interpretation 48, which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Note 5. Income Taxes (Continued)

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2012.

The Company's Federal and Maryland tax returns for tax years 2008, 2009, and 2010 are subject to examination, generally for three years after they are filed.

At June 30, 2012, the Company had approximately $14,000 of net operating loss carryforwards for income tax purposes, which expire in 2032.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2012, the Company had net capital of $77,248 which was $70,834 in excess of its required amount of $6,414.

Note 7. Fair Value Measurement

During the 2009 fiscal year, the Company adopted ASC Topic 820, formerly SFAS No. 157 *Fair Value Measurements and Disclosures*, which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

Note 7. Fair Value Measurement (Continued)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Fair value measurements on a recurring basis at June 30, 2012 and 2011 are as follows:

	Level 1	Level 2	Level 3	Fair Value
June 30, 2011:				
Securities available-for-sale	$ 2,530	$ -	$ -	$ 2,530
Activity:				
Securities available-for-sale:				
Unrealized losses included in				
other comprehensive income	(263)	-	-	(263)
June 30, 2012:				
Securities available-for-sale	**$ 2,267**	**$ -**	**$ -**	**$ 2,267**

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 13, 2012, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE INDEPENDENT AUDITORS' REPORT)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2012

Net capital		
Total stockholders' equity	$	119,406
Deductions:		
Non-allowable assets:		
Due from affiliate		35,038
Service fees, net		6,075
Other assets		1,045
Total non-allowable assets		42,158
Net capital	$	77,248
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	38,284
Service fees payable		21,262
Due to affiliate		34,320
Income tax payable		-
Deferred tax liability		2,339
Total aggregate indebtedness	$	96,205
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $6,414 or $5,000, whichever is greater	$	6,414

See Independent Auditors' Report

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2012

	2012
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Independent Auditors' Report

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2012.

Net capital per June 30, 2012 FOCUS report	$	76,836
Audit adjustments		401
Net capital per Schedule I	$	77,248

Note 2. Computation of Reserve Requirements

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Independent Auditors' Report

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com